YUKON-NEVADA GOLD CORP. CLOSES PRIVATE PLACEMENT

Vancouver, BC – March 26, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert Baldock, the President of Yukon-Nevada Gold Corp. (the “Company”), announces that the Company has closed its $5,000,000 non-brokered private placement for a total of 22,727,272 Common Shares (the “Shares”) at a price of $0.22 per Share. There was no finder’s or commission fee payable on the private placement.

In accordance with securities legislation currently in effect, the Shares will be subject to “hold period” of four months plus one day expiring on expiring on July 27, 2010.

The proceeds of the private placement transaction will be used to procure equipment and supplies for use during the annual shut down period, restocking the warehouse at the Company’s Jerritt Canyon Mine, Nevada and for general working capital purposes.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.